

THE MAIN STREET PHOENIX PROJECT

We save jobs by turning local restaurants into worker-owned coops

Marisol Lazo-Flores | marisol@mainstreetphoenix.org

THE MAIN STREET
PHOENIX PROJECT





We are a cooperative ensuring **worker-centered, equitable economic recovery** for restaurants, childcare, and personal care businesses





Working together, we can achieve:

- Income security
- Quality jobs
- Ownership for ALL workers — women, Black people, People of Color, and undocumented workers



110,000

The number of eating and drinking establishments in the US that have closed for business either temporarily or permanently

Nearly 2.5 million jobs lost

Most employees from these restaurants are...

- Low-Income
- People of Color
- Women

Those who can least afford economic disruption


TEMPORARILY
CLOSED
COVID-19



Financial crises create investment opportunities usually seized only by **private equity**



Instead, let's seize those opportunities for **OURSELVES** — **workers, communities, and restaurant owners.**

Working towards success with workers and restaurants affected by COVID-19

We are building an **employee-owned** restaurant group of previously successful businesses

Supported by **industry experts** that drive profitability, business resilience, and job quality

Creating **engines of economic equity** for the workers who need it most



This is how we work together

We partner with independently operated restaurants with solid pre-COVID financial histories



AGREEMENT

Restaurant and
Main Street Phoenix Project
become partners

COOPERATIVE INTEGRATION

Restaurant becomes part of the Workers Cooperative

RESOURCES TO THRIVE

Workers gain access to a robust network of support

Main Street Phoenix Impact



	CURRENT INDUSTRY STANDARDS	MAIN STREET PHOENIX STANDARDS
REPRESENTATION	**38%** Percent of management-level positions held by women **12%** Percent of management-level positions held by women of color	**1:1** Target Ratio of Women / POC Managers to Similar Employees **51%** Min % of BIPOC and Women Directors and Executives
PAY	• Women currently make up 64% of FOH, but earn $0.76/$1 to men • BIPOC currently receive $0.56/$1 to white workers • Tip Comp responsible for systemically low wage work	• Equal pay for equal work • All employees paid a salary, eliminating the variability & unreliability of tips
VALUES	• Can take advantage of the status of undocumented employees • High turnover due to difficult conditions	• Protects, values, and supports all employees • 30% target max turnover rate

Equity, protection, collaboration

CURRENT INDUSTRY STANDARDS

Unequal pay and poor representation for BIPOC & Women

- Women currently make up 64% of FOH, but earn $0.76/$1 to men
- BIPOC currently receive $0.56/$1 to white workers

No support or protection for employees

- Can take advantage of the status of undocumented employees
- High turnover due to difficult conditions
- Employees are front-line workers, but don't receive the pay and benefits that are commensurate with essential worker status

MAIN STREET PHOENIX STANDARDS

1:1
Target Ratio of Women / POC Managers to Similar Employees

51%
Min % of BIPOC and Women Directors and Executives

Benefits + protection, for all employees

Equal pay for equal work

Lower turnover



All employees can become worker-owners



This is what their Path to Ownership looks like…

Worker has been employee or service provider of

1. Target company for 3 months within the 9 months immediately before closing AND
2. Cooperative (or, in the case of an undocumented worker, the LLC) after closing for 3 additional months.

OR

Worker has been employee or service provider of Cooperative (or, in the case of an undocumented worker, LLC) for at least 6 months

→ **$1,500 capital contribution** → **Apply and be admitted by the Board** → **Worker is part of Workers Collective**



Everyone on your team will benefit from collective ownership

EMPLOYEES gain access to

- One-member-one-vote representation on Board and District Councils
- Mobility throughout portfolio — portability of benefits
- Profit sharing
- Expanded benefits — health insurance, 401(k), paid sick leave
- Career development

The ENTERPRISE will benefit from

- Increased resilience
- Improved profits
- Network of support and expertise



How it works



Main Street Phoenix Project Collective
Cash for equipment, equity, and/or working capital
Controlling equity
Owner Buyout
• Cash
• Owner Note
• Non-Voting Equity with Repurchase Obligations
Portfolio Company
LLC
Restaurant Owner



Capital Raise
Seeking $500,000 in mission-aligned patient equity

EARLY BIRD!

Class B Stock

$500,000 in impact investor capital with a targeted return of 2x based on free cash flow financing.

Class C Stock

$570,000 in Class C Stock will accrue annual cumulative dividends equal to four (4%) percent of the original purchase price.

The Main Street Phoenix Workers Cooperative can also accept grants and donations through its fiscal sponsorship.



This information is for illustrative purposes only and is not and should not be taken as a solicitation or advertisement of a securities offering.

As seen in…

The New York Times

FAST COMPANY

IMPACT ALPHA

FIFTY BY FIFTY

The Nation.

> “This project saves struggling restaurants by turning the workers into owners”
>
> FAST COMPANY

Our team

BOARD OF DIRECTORS



Jason Wiener | P.C.

Jason Wiener | p.c. (JWPC) is a boutique legal firm committed to building a regenerative and sustainable economy. JWPC provides MSPWC with strategic direction and legal support.



Lauren Ruffin

Lauren Ruffin is a leader interested in building sustainable and anti-racist organizations. She is the co-founder of Crux, an immersive storytelling studio that collaborates with Black artists. Between 2016 and 2021, she served as co-CEO for Fractured Atlas, the largest association of independent artists in the United States. Lauren is currently the interim Chief Marketing Officer of Yerba Buena Center for the Arts (YBCA).



Andrew Newsome

Andrew currently serves as Chief of Staff to the Chief Improvement Office for Flynn Restaurant Group, managing strategic and technology initiatives. He is also strategy director for Cleveland Can't Wait, a nonprofit focused on revitalizing Cleveland through civic technology and entrepreneurship.



MANAGING DIRECTOR

Marisol Lazo-Flores

With over a decade of hospitality experience, Marisol is passionate about the future of restaurants. As a GM, she led store openings and managed multiple teams through major transitions, executing extensive training programs. Marisol is driven to create an equitable and inclusive restaurant industry for all workers.

She designed and spearheaded the Restaurant Management Program, a one-of-a-kind survey course in restaurant management for owners and managers, and has coached a variety of restaurant clients to heighten employee engagement and make their companies more competitive, agile, and resilient.

She holds Masters Degrees in both Business Administration and International Marketing from Hult International Business School in London. Marisol is also an expert in open-book management to increase profit sharing and employee engagement.



PROJECT MANAGER
Miles Freeman
Miles Freeman is a writer, editor, and project manager currently living in Brooklyn, NY. As a grant writer and fundraiser, he's raised over $5 million for arts and cultural organizations in New York City including Jazz at Lincoln Center, Fractured Atlas, New Music USA, and the Museum of Jewish Heritage – A Living Memorial to the Holocaust.



ACQUISITIONS MANAGER
Eric Byington
Eric Byington is a co-founder of Queen City Collective Coffee with his two brothers and has spent more than 15 years working in international development and a variety of social enterprise ventures. Eric leads the acquisition efforts at MSPP and is passionate about building sustainable and regenerative economic structures.

Key Advisors



Rob Everts

Served for 20 years as Co-President and CEO of Equal Exchange, Inc. (EE), growing the worker cooperative from $5m to $70m in revenues. Prior to EE, he worked as a union organizer with the United Farm Workers, UNITE HERE, and the Hotel & Restaurant Workers Union.



Andrew Bonito

Currently the Director of Strategic Initiatives for LM Restaurant Group in Raleigh, N.C., and serves as Chief Restaurant Industry Advisor to the MSPWC. He has operated and built successful restaurants ranging from small businesses to $100M+ companies.



John Bachman

Recently wound down a 25-year career with Colorado's BigRedF Restaurant Group. His experience covers all aspects of restaurant operations. He is currently consulting on a wide range of projects and reconnecting with his "why" which dovetails perfectly with the mission of MSPP.



Amanda Pinelli

Currently serves as Principal at AVL Growth Partners. Her professional finance experience ranges from large multi-nationals, early-stage companies, cooperatives, and venture funds. In her role as a fractional CFO, Amanda partners with leadership teams to build strategic financial plans and ensure sound financial systems.



Samuel Maher

Founder of the restaurant Somebody People in Denver, CO. He has 23 years of experience in the industry. Has opened various styled restaurants in locations including Sydney (Rockpool), London (Chez Bruce), New York City (AvroKO), and Denver (Mercantile Dining and Provision). He is obsessed with creating an excellent team culture and a nurturing environment.



Sara Horowitz

Has been an innovative leading voice of the growing freelance economy, creating solutions for the new workforce for over two decades. Sara founded Freelancers Union in 1995 and is now the CEO of Trupo, building a new way to protect the freelance workforce via curated benefits packages. She advises the MSPWC on investment raising and quality job creation.

The future of our collective

Acquisition & Operations
Year 1

- 1 business acquired and re-opened
- Robust back-office services in place
- 8 employees eligible for worker-ownership
- Initial capital raise fully deployed

Growth
Year 3

- 14 businesses acquired and re-opened
- 320 employees eligible for worker-ownership



Sustainable Profitability
Year 5+

- 23 businesses acquired
- 570 employees eligible to become employee-owners
- Job quality is consistently above industry benchmarks
- The cooperative parent company is cash-flow positive

*These are forward-looking projections and are not guaranteed.


YES..... W
OPE
WELCOME

Through working together, we can create our own opportunities.

Let’s help each other not only survive — but thrive.



THE MAIN STREET PHOENIX PROJECT

Thank you! Please reach out with any questions.

Marisol Lazo-Flores | marisol@mainstreetphoenix.org

For Prospectus Contact

info@mainstreet.coop
(720) 445-6860
www.mainstreet.coop